ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

4 May 2012

Director/PDMR Shareholdings

Reed Elsevier announces the following transactions in the securities of Reed Elsevier by its Directors and PDMRs:

(a) Award of conditional matching shares granted on 2 May 2012 under the
Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

Director	No. of Reed Elsevier PLC	No. of Reed	Vesting of matching
	matching ordinary	Elsevier NV	shares
	shares awarded	matching ordinary
		shares/ADRs*
		awarded
Erik Engstrom	-	68,475*	2015
Mark Armour	90,987	21,028	2015

*Denotes award over ADRs. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

Reed Elsevier received notification yesterday from the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trustees”) that between 2 and 3 May 2012 they purchased the number of shares/ADRs noted in table (b) below, on behalf of the PDMRs in order to satisfy their personal investment under the BIP. No purchases were made on behalf of the Directors who are contributing existing shares to satisfy their personal investment in the BIP.

(b) Purchase of investment shares and award of conditional matching shares under the Reed Elsevier Group plc BIP

PDMR	No. of Reed	No. of Reed	No. of Reed	No. of Reed	Vesting of matching
	Elsevier PLC	Elsevier PLC ADRs	Elsevier PLC	Elsevier PLC	shares
	ordinary shares	purchased on behalf	matching ordinary	matching ADRs
	purchased on behalf	of the PDMR at	shares awarded	awarded
	of the PDMR at	$33.5937 per ADR
518.2934p per share
Ian Fraser	9,483	—	40,753	—	2015

Henry Udow	20,709	5,113	43,411	10,666	2015

In addition to the investment shares purchased on behalf of Ian Fraser, he is also contributing existing shares to satisfy his personal investment in the BIP.

Vesting of awards under the BIP is subject to achievement of adjusted earnings per share (“Adjusted EPS”) and return on invested capital (“ROIC”) post-grant performance targets over the 2012-2014 performance period, and retaining the personal investment shares in trust until vesting. Full details of the performance conditions are disclosed in the Reed Elsevier 2011 Directors’ Remuneration Report.

(c)	Award of market price options granted on 2 May 2012 under the

Reed Elsevier Group plc Executive Share Option Scheme (“ESOS”)

Director	No. of Reed Elsevier	No. of Reed Elsevier	Exercisable
	PLC options over	NV options over	between
	ordinary shares	ordinary shares
	granted with an	granted with an
	exercise price of	exercise price of
	515.5p per share	€9.03 per share
Erik Engstrom	198,836	139,742	2015 – 2022

PDMR	No. of Reed Elsevier	No. of Reed Elsevier	Exercisable between
	PLC options over	NV options over
	ordinary shares	ordinary shares
	granted with an	granted with an
	exercise price of	exercise price of
	515.5p per share	€9.03 per share
Ian Fraser	49,302	34,650	2015 – 2022

Henry Udow	26,915	18,916	2015 – 2022

The exercise prices for the options noted above were determined using the closing prices of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares on the grant date.

The award of options under ESOS is subject to an Adjusted EPS pre-grant performance condition, which determines the size of the annual grant pool available for grants to all participants. In addition, vesting of options awarded to Directors is subject to a post-grant performance hurdle of Adjusted EPS growth. Full details of the pre-grant and post-grant performance conditions are disclosed in the Reed Elsevier 2011 Directors’ Remuneration Report.

(d) Award of conditional shares granted on 2 May 2012 under the

Reed Elsevier Group plc ESOS

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	conditional ordinary	conditional ordinary
	shares awarded	shares awarded
Henry Udow	5,383	3,783	2015

Employees, including PDMRs other than Directors, may elect to receive all or half of any award they would otherwise be eligible for under ESOS in the form of conditional shares at the ratio of 1 conditional share for 5 market value options. The share award above is pursuant to an election to receive half of the 2012 ESOS award in the form of conditional shares.

This award vests under the same terms as the awards of market value options granted under ESOS to employees, including PDMRs other than Directors.

The number of conditional shares granted was determined using the closing prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares on the grant date.

(e)	Award of performance shares granted on 2 May 2012 under the

Reed Elsevier Group plc Long Term Incentive Plan 2010 (“LTIP”)

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	performance ordinary	performance ordinary
	shares awarded	shares awarded
Ian Fraser	62,183	43,703	2015

Henry Udow	58,195	40,900	2015

Vesting of these awards is subject to achievement of Adjusted EPS, ROIC and Total Shareholder Return targets over the 2012-2014 performance period. The performance conditions (including the weighting of the individual conditions) of the LTIP 2010 are aligned with those applicable to the Directors under the Reed Elsevier Growth Plan (“REGP”) as disclosed in the Reed Elsevier 2011 Directors’ Remuneration Report.

The number of performance shares granted was determined by reference to the closing prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares on the grant date.

Any shares required to satisfy awards referred to in (a), (b) (d) and (e) above will be provided by the Trustees.

Note: The Reed Elsevier 2011 Directors’ Remuneration Report is available to view or download at Reed Elsevier’s website www.reedelsevier.com.

- ENDS -

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